Exhibit 21

LIST OF SUBSIDIARIES OF COEUR D'ALENE MINES CORPORATION

The following subsidiaries of Coeur d’Alene Mines Corporation as of December 31, 2003, are wholly owned.

Name of Subsidiary	State/Country of Incorporation
Coeur Australia, Inc.	Australia
Coeur d'Alene Mines Corporation (Tanzania)	Tanzania
Coeur Rochester, Inc.	Delaware
Coeur Bullion Corporation	Idaho
Coeur Explorations, Inc.	Idaho
Coeur Alaska, Inc.	Delaware
Coeur Silver Valley Inc.	Delaware
CDE Chilean Mining Corporation	Delaware
CDE Mexico, S.A. de C.V	Mexico
Callahan Mining Corporation	Arizona
Compania Minera CDE Cerro Bayo Limitada	Chile
Compania Minera CDE Petorca	Chile
Compania Minera Polimet S.A	Argentina
Empresa Minera Manquiri	Bolivia
Earthworks Technology, Inc.	Delaware

The following is a list of the subsidiaries of Callahan Mining Corporation:
Name of Subsidiary: Coeur New Zealand, Inc.
State of Incorporation: Delaware
Percentage of Ownership: 100%